SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

FORM 11-K

_________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                to

Commission file number: 1-12744

MARTIN MARIETTA MATERIALS, INC.

PERFORMANCE SHARING PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

MARTIN MARIETTA MATERIALS, INC.

2710 Wycliff Road

Raleigh, North Carolina 27607

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements Martin Marietta Materials, Inc. Performance Sharing Plan As of December 31, 2014 and 2013 and For the Year Ended December 31, 2014

Martin Marietta Materials, Inc. Performance Sharing Plan

Audited Financial Statements

As of December 31, 2014 and 2013 and For the Year Ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Martin Marietta Materials, Inc. Benefit Plan Committee

Martin Marietta Materials, Inc. Performance Sharing Plan

Raleigh, NC

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Performance Sharing Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina

June 26, 2015

Martin Marietta Materials, Inc. Performance Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2014	2013
	(In Thousands)
Assets
Investments at fair value
Common and collective funds	$–	$82,449
Mutual funds	–	57,966
Martin Marietta Materials, Inc. Common Stock Fund	–	23,534
	–	163,949
Receivables:
Notes receivable from participants	–	3,577
Net assets reflecting investments at fair value	–	167,526

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	–	(205)
Net assets available for benefits	$–	$167,321

See accompanying notes.

Martin Marietta Materials, Inc. Performance Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

(in thousands)

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$9,811
Interest and dividend income	1,089
10,900

Interest on notes receivable from participants	147
Contributions:
Employees	9,085
Martin Marietta Materials, Inc.	3,177
Rollovers	457
12,719
Total additions	23,766

Deductions from net assets attributed to:
Benefits paid to participants	14,499
Administrative expenses	323
Total deductions	14,822

Net change	8,944

Transfers to Martin Marietta Savings and Investment Plan	(176,265)
Net assets available for benefits:
Beginning of year	167,321
End of year	$-

See accompanying notes.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements

1. Significant Accounting Policies

Basis of Accounting

The financial statements of the Martin Marietta Materials, Inc. Performance Sharing Plan (the “Plan”) were prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Plan Merger

Effective December 31, 2014, the Plan was merged into the Martin Marietta Savings and Investment Plan (formerly known as the Martin Marietta Materials, Inc. Savings and Investment Plan).  All plan assets held by the Plan were transferred into the Martin Marietta Savings and Investment Plan and the amounts were recorded in investments on the Martin Marietta Savings and Investment Plan Statement of Net Assets Available for Benefits.  Total assets transferred into the Martin Marietta Savings and Investment Plan due to the plan merger were approximately $176,265,000.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts, changes therein and related disclosures.  Accordingly, actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments were reported at fair value.  Fair value, as defined under GAAP, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

1. Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

In accordance with GAAP, a stable value fund held by a defined contribution plan is required to be reported at fair value.  A fully benefit-responsive stable value fund provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive stable value funds because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The statements of net assets available for benefits presented the fair value of the stable value fund as well as the adjustment to the fully benefit-responsive stable value fund from fair value to contract value.  The statement of changes in net assets available for benefits was prepared on a contract value basis.

Purchases and sales of securities were recorded on a trade-date basis.  Interest income was recognized on the accrual basis.  Dividends were recorded on the ex-dividend date. Net appreciation included the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans were reclassified as distributions based upon the terms of the Plan.

Payments of Benefits

Benefits were recorded upon distribution. Therefore, no liability was recorded for distributions to participants who terminated during the year but chose to defer payments.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

1. Accounting Policies (continued)

Administrative Expenses

Administrative expenses were paid by either the Plan or Martin Marietta Materials, Inc. (the “Corporation”), as provided by the Plan document.  Certain administrative functions were performed by employees of the Corporation, the Plan’s sponsor and administrator.  No such employees received compensation from the Plan.  Expenses relating to specific participant transactions (i.e., notes receivable from participants and distributions) were charged directly to the participant’s account.

Subsequent Events

The Plan has evaluated subsequent events through the date of filing this Form 11-K.

2.  Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan was a defined contribution plan that provided eligible salaried employees of the Corporation an opportunity to participate in an individual savings and investment program providing tax deferred savings.  The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Wells Fargo Bank, N.A. (“Wells Fargo”) served as the Plan’s trustee and record keeper.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

2.  Description of the Plan (continued)

Contributions

Before the Plan merged into the Martin Marietta Savings and Investment Plan, employees were eligible to enroll in the Plan as soon as administratively possible upon hire. Participants were able to elect to contribute basic contributions of 1% to 7% of base salary (as defined in the Plan document and subject to applicable Internal Revenue Code (the “Code”) limitations on allowable compensation). Certain participants were also able to elect additional supplemental contributions, which were not considered for purposes of computing the Corporation’s match. A participant’s before-tax combined basic and supplemental contributions was not allowed to exceed the lesser of 25% of that participant’s base pay or $52,000 for 2014. Participants age 50 or older were allowed to make additional before-tax contributions that were not subject to the 25% Plan limit.

Unless an affirmative election not to participate in the Plan was made, employees were automatically enrolled in the Plan and deemed to have elected to contribute 2% of base salary.  The contribution rate increased by 1% on each anniversary date of the participants’ automatic enrollment until the before-tax contribution reached 7% of base salary.  Participants were able to make an affirmative election at any time to contribute a different amount.

Contributions were automatically invested in a target date fund that was closest to the date the participant attains age 65, unless otherwise designated by the participant.  The target date funds seek to provide investors with an appropriate level of risk and return by investing in a mix of stocks, bonds and cash.  The allocation is adjusted to become more conservative (investing more in bonds and cash) as the target date approaches and the participant begins to use the funds on or around the target date.  At target date some exposure to equities is retained to continue to provide investment returns during retirement.

Certain participants also had the option of making after-tax contributions up to 17% of base pay to the Plan, in addition to, or in lieu of, before-tax contributions. However, the combined amount of after-tax and before-tax contributions were not allowed to exceed a total of 25% of base pay, subject to certain restrictions for highly compensated employees.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

2.  Description of the Plan (continued)

Contributions (continued)

The Plan also provided an option for Roth 401(k) contributions.  Under this option, a participant paid the federal and state income taxes on the amount contributed at the time of contribution.  Any earnings on Roth 401(k) contributions were not taxed as long as the participant’s distribution was a qualified distribution.  A participant’s Roth 401(k) contributions were subject to the same limits as regular before-tax basic and supplemental contributions.  Additionally, the combined amount of before-tax, after-tax and Roth 401(k) contributions could not exceed a total of 25% of base pay, subject to certain restrictions for highly compensated employees.

The Corporation matched the participants’ annual basic contributions (the first 7% of base pay) starting the first of the month following six months of employment. The Corporation also matched eligible participants’ Roth 401(k) and after-tax contributions if the participants contributed less than 7% on a before-tax basis.  The amount of the Corporation’s match was equal to 50% of the basic contributions and was credited to participant accounts semi-monthly.

Participants were allowed to change the overall percentage of their contributions in 1% increments and  change investment elections for future before-tax, after-tax, Roth 401(k) and matching contributions.  In addition, participants were allowed to change the investment mix of the accumulated value of prior contributions among the investment options daily. The Plan also allowed for spot transfers in which a specific dollar amount could be transferred from one investment option to another.

Investment Options

Participants directed the investment of their accounts into the following investment options offered by the Plan:  BlackRock LifePath® Portfolios, Wells Fargo Stable Return Fund N, Wells Fargo Core Bond CIT N, Class I, Wells Fargo S&P 500 Index CIT N, Vanguard International Growth Fund, Admiral Shares, Harbor Capital Appreciation Fund, Loomis Sayles Value Fund Y, Vanguard Explorer Fund, Admiral Shares and Martin Marietta Materials, Inc. Common Stock Fund.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

2.  Description of the Plan (continued)

Participant Accounts

Each participant’s account was credited with the participant’s and Corporation’s contributions and allocations of earnings.  The participant’s account was charged with benefit payments, transaction fees related to notes receivable from participants and distributions, and an allocation of losses and administrative expenses.  Allocations were based on participant earnings or account balances, as defined.  The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.

Vesting

Participants were immediately 100% vested in the value of their accounts plus actual earnings thereon, including Corporation contributions.

Notes Receivable from Participants

The Plan provided for certain participants to borrow from their own investment accounts. All loans had to meet specific terms and conditions of the Plan and were subject to applicable regulations of the Code. The minimum loan amount was $1,000. The maximum loan was the lesser of 50% of the total account balance or $50,000 minus the highest outstanding loan balance from the past 12 months. Personal loans were available to participants in terms of up to 5 years, and primary residence loans were available for terms of up to 15 years. Such loans bore interest at a fixed rate, established upon loan request, which was equal to the Wells Fargo prime rate plus 1%. All loans were due in full immediately upon termination of employment. In addition, the Plan provided for in-service withdrawals to participants that met specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the Code. Participants who were still working at the age of 59½ could qualify for special withdrawal rights and privileges as defined in the Plan.  All participant loans outstanding related to the Plan were merged into the Martin Marietta Savings and Investment Plan in accordance with the plan merger effective December 31, 2014.  Interest rates on participant loans outstanding that were transferred into the Martin Marietta Savings and Investment Plan ranged from 4.25% to 10.5%.  Principal and interest were paid ratably through payroll deductions.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

2.  Description of the Plan (continued)

Payment of Benefits

Upon separation from the Corporation due to death, disability, termination or retirement, participants were allowed to receive the full current value of their contributions and the Corporation contributions in either a lump-sum payment or various installment options as provided by the Plan.  Amounts contributed on a before-tax basis could be withdrawn, without penalty, only upon demonstration of financial hardship, disability or after the participants reach age 59½ years.  Participants eligible to receive a distribution from the Plan were allowed to elect a lump-sum payment or annual, semi-annual, quarterly or monthly installments over a period elected by the participants (subject to the Code’s required minimum distribution rules).  The accounts of participants who received installment payments remained invested in the funds indicated by the participant.

3.  Investments

There were no investments remaining in the Plan as of December 31, 2014, as all the Plan investments were transferred to the Martin Marietta Savings and Investment Plan effective December 31, 2014 due to the plan merger.  However, during the year ended December 31, 2014, before the plan merger, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows (in thousands):

Common and collective funds	$5,829
Martin Marietta Materials, Inc. Common Stock Fund	2,177
Mutual Funds	1,805
$9,811

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

3.  Investments (continued)

The following table presents investments that represented 5% or more of the Plan’s net assets at December 31, 2013 (in thousands):

	Investments at Contract Value:
*	Wells Fargo Stable Return Fund N	$25,607
	Investments at Fair Value:
*	Wells Fargo S&P 500 Index CIT N	$28,697
*	Martin Marietta Materials, Inc. Common Stock Fund	$23,534
	Vanguard International Growth Fund, Admiral Shares	$15,345
	Loomis Sayles Value Fund Y	$15,258
	Vanguard Explorer Fund, Admiral Shares	$14,440
	Harbor Capital Appreciation Fund	$12,923

*	Indicates party-in-interest to the Plan

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements

Fair value, as defined under GAAP, is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.
•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities were classified in their entirety based on the lowest level of input that was significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement required judgment, and may have affected the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices were available in active markets for identical instruments, investment securities were classified within Level 1 of the fair value hierarchy.  Level 1 investments included mutual funds.

Level 2 investment securities included common and collective funds and the Martin Marietta Materials, Inc. Common Stock Fund for which quoted prices were not available in active markets for identical instruments.  The Plan utilized a third party pricing service to determine the fair value of each of the investment securities.  Because quoted prices in active markets for identical assets were not available, the prices were determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

The methods described above could have produced a fair value calculation that might not have been indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believed its valuation methods were appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of these assets could have resulted in a different fair value measurement at the reporting date.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements (continued)

The Plan did not have any investments as of December 31, 2014 due to the merger of the Plan into the Martin Marietta Savings and Investment Plan.  The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Total
	(In Thousands)
Common and collective funds:
Growth	$-	$49,069	$49,069
Stable value	-	25,812	25,812
Fixed income	-	7,568	7,568
Martin Marietta Materials, Inc. Common Stock Fund	-	23,534	23,534
Mutual funds:
Growth	57,966	-	57,966
Total	$57,966	$105,983	$163,949

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements (continued)

The following table sets forth a summary of the Plan’s investment funds with a reported estimated fair value using net asset value per share at December 31, 2013 (in thousands):

	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Wells Fargo Stable Return Fund N (a)	$25,812	None	Immediate	90-day wait to transfer to competing fund	12 months
Wells Fargo S&P 500 Index CIT N (b)	28,697	None	Immediate	None	None
Wells Fargo Core Bond CIT N, Class I (c)	7,568	None	Immediate	None	None
BlackRock LifePath® Portfolios (d)	20,372	None	Immediate	None	None
Common and collective funds	82,449
Martin Marietta Materials, Inc. Common Stock Fund (e)	23,534	None	Immediate	None	None
	$105,983

* The fair values of the investments have been estimated using the net asset value of the investment.

(a)

Seeks to provide a moderate level of stable income without principal volatility while maintaining adequate liquidity and returns superior to shorter maturity instruments by investing in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions.

(b)	Seeks to approximate the total return of the Standard and Poor’s (S&P) 500 Index by investing in the same stocks in approximately the same percentages as the stocks that make up the index.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements (continued)

(c)

Seeks total return, consisting of income and capital appreciation.  Portfolio is principally comprised of investment-grade debt securities, including U.S. Government obligations, corporate bonds, and mortgage and asset-backed securities.

(d)

Seeks to provide income and moderate long-term growth of capital.  Portfolios are comprised of a mix of stocks, bonds, commodities and cash and gradually become more conservative as the target year approaches.

(e)	Seeks to invest in shares of the Corporation’s common stock and cash equivalent reserves. Growth comes through dividends and appreciation in the Corporation’s stock value. See also Note 7.

5.  Common and Collective Investment Funds

The Wells Fargo Stable Return Fund N (“Stable Return Fund”), Wells Fargo S&P 500 Index CIT N (“S&P Fund”), Wells Fargo Core Bond CIT N, Class I (“Core Bond Fund”) and BlackRock LifePath® Portfolio Funds (“BlackRock Funds”) (collectively, the “Funds”) are common and collective funds.  The Stable Return Fund, S&P Fund and Core Bond Fund are sponsored by Wells Fargo. The BlackRock Funds are sponsored by BlackRock Institutional Trust Company, N.A. The Funds’ unit values were calculated by dividing the Funds’ net asset values on the calculation date by the number of units of such fund that were outstanding on the calculation date.  The number of units of the Funds that were outstanding on the calculation date was derived from observable purchase and redemption activity of the Funds.  The beneficial interest of each Plan participant was represented by units.  Distribution to the Funds’ unit holders was declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.  It was the policy of the Funds to use their best efforts to maintain a stable net asset value; although, there was no guarantee that the Funds would be able to do so.

Participants ordinarily were allowed to direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represented contributions made to the Funds, plus earnings, less participant withdrawals and administrative expenses.  The Funds imposed certain restrictions on the Plan, and the Funds themselves were subject to circumstances that impacted their ability to transact at contract value, as described in the following paragraph.  Plan management believed that the occurrence of events that would cause the Funds to transact at less than contract value was not probable.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

5.  Common and Collective Investment Funds (continued)

Restrictions on the Plan

Participant-initiated transactions were those transactions allowed by the Plan, including withdrawals for benefits, loans or transfers to noncompeting funds within a plan, but excluding withdrawals that were deemed to be caused by the actions of the Corporation.  The following Corporation-initiated events may have limited the ability of the Funds to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.
•	Any communication given to Plan participants designed to influence a participant not to invest in the Funds or to transfer assets out of the Funds.
•	Any transfer of assets from the Funds directly into a competing investment option.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances that Impact the Stable Return Fund

The Stable Return Fund invests in assets, typically investment contracts and security-backed contracts.  An investment contract is a contract issued by a financial institution to provide a stated rate of return to a buyer of the contract for a specified period of time.  A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts.  The first part is a fixed-income security or portfolio of fixed-income securities.  The second part is a contract value guarantee (wrap) provided by a third party.  A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Stable Return Fund in certain circumstances.  Wrap contracts are designed to allow a stable value portfolio to maintain a constant net asset value and protect a portfolio in extreme circumstances.  In a typical wrap contract, the wrap issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

5.  Common and Collective Investment Funds (continued)

The wrap contracts generally contain provisions that limit the ability of the Stable Return Fund to transact at contract value upon the occurrence of certain events.  These events include:

•	Any substantive modifications of the Stable Return Fund or the administration of the Stable Return Fund that is not consented to by the wrap issuer.
•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Stable Return Fund’s cash flow.
•	Corporation-initiated transactions by participant plans as described above.

In the event that wrap contracts fail to perform as intended, the Stable Return Fund’s net asset value may decline if the market value of its assets decline.  The Stable Return Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations.  The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Stable Return Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets.  This could result from the Stable Return Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract.  Wrap contracts are not transferable and have no trading market.  There is a limited number of wrap issuers.  The Stable Return Fund may lose the benefit of a wrap contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The Stable Return Fund has certain withdrawal restrictions for liquidity reasons. The provisions of the trust provided that withdrawals for other than normal benefit payments and participant directed transfers required up to twelve months advance notice.

All assets of the Plan were transferred to the Martin Marietta Savings and Investment Plan on December 31, 2014 at contract value.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Internal Revenue Service determined and informed the Corporation by letter dated June 27, 2014, that the Plan and related trust were designed in accordance with the applicable sections of the Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believed the Plan was designed and operated in compliance with the applicable requirements of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority.  The Plan administrator analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2014 and 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

7.  Exempt Party-in-Interest Transactions

Certain Plan investments were shares of mutual funds and common and collective funds managed by Wells Fargo.  Wells Fargo was the trustee, as defined by the Plan document, and, therefore, these transactions qualified as exempt party-in-interest transactions.  Fees paid to the trustee by the Plan for administrative services were $304,000 for the year ended December 31, 2014.

Martin Marietta Materials, Inc. Performance Sharing Plan

Notes to Financial Statements (continued)

7.  Exempt Party-in-Interest Transactions (continued)

The Martin Marietta Materials, Inc. Common Stock Fund (“MMMI Fund”) is managed by the Corporation’s Benefit Plan Committee.  The MMMI Fund invests in shares of the Corporation’s common stock and in cash equivalent reserves for liquidity purposes.  As the MMMI Fund holds approximately 96% to 98% common stock shares, its return closely mirrors the return on the underlying stock.  The MMMI Fund utilizes unitized accounting, which allows the MMMI Fund to operate like a mutual fund in that it holds a combination of two investments that are priced each day and totaled to give the MMMI Fund a single unit value. The MMMI Fund’s net asset value differs from the Corporation’s publicly-reported stock price.  Participants’ accounts hold equivalent shares of the Corporation’s common stock.

At December 31, 2014, the Plan transferred the MMMI Fund holdings, consisting of 231,000 shares of the Corporation’s common stock with a historical cost basis of $22,100,000, to the Martin Marietta Savings and Investment Plan.  During the year ended December 31, 2014, the Plan recorded dividend income of $351,000 related to these shares.  At December 31, 2013, the Plan held, at the participants’ discretion, 231,000 shares of the Corporation’s common stock.  At December 31, 2013, the MMMI Fund had a historical cost basis of $19,400,000.

8. Risks and Uncertainties

The Plan invested in various investment securities.  Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTIN MARIETTA MATERIALS, INC.
PERFORMANCE SHARING PLAN

By: Martin Marietta Materials, Inc.
Plan Administrator

By: Benefit Plan Committee

By: /s/ Anne H. Lloyd
Anne H. Lloyd

Date:  June 26, 2015

EXHIBIT INDEX

Exhibit No.	Document

23.01	Consent of Dixon Hughes Goodman LLP